SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  05 April 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Holding(s) in Company dated 27 March 2013
99.2	Total Voting Rights dated 02 April 2013

Exhibit 99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):	JPMorgan Asset Management (UK) Limited JPMorgan Investment Management Inc JPMorgan Asset Management (Taiwan) Limited JPMorgan Chase Bank, National Association
5. Date of the transaction and date on which the threshold is crossed or reached:	22 March 2013
6. Date on which issuer notified:	26 March 2013
7. Threshold(s) that is/are crossed or reached:	5% upwards

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	Below Minimum Threshold	Below Minimum Threshold			13,129,566		4.90%
GB00B85KYF37

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
Contract for Difference				333,404 Delta Amount (333,404)	Nominal	Delta
0.12%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
13,462,970	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Asset Management Holdings Inc: 13,462,970 (5.02%)

JPMorgan Asset Management (UK) Limited
JPMorgan Investment Management Inc
JPMorgan Asset Management (Taiwan) Limited
JPMorgan Chase Bank, National Association

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512000

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 31 March 2013, the Company's issued share capital consists of 268,399,752 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 100,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 268,299,752.

The above figure 268,299,752 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 April 2013